Corporate Overview January 30, 2020 Filings under Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended Filing by: Conatus Pharmaceuticals Inc. Subject Company: Conatus Pharmaceuticals Inc. SEC File No.: 001- 36003 Redefining Regenerative Medicine

Cautionary Note Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger (the “Merger”) with Conatus Pharmaceuticals, Inc. (“Conatus”); future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements regarding the company’s valuation; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed Merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports filed with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and available at the SEC’s Internet website (www.sec.gov). Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It Additional Information and Where to Find It This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed Merger. In connection with the Merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed Merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed Merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600. Participants in the Solicitation Conatus and Histogen, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Conatus stockholders with respect to the Merger. Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019, and information regarding the directors and executive officers of Histogen is set forth in the Rule 425 prospectus which was filed by Conatus with the SEC on January 28, 2020 (Film Number 20555629). Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.

A regenerative therapeutics company with a novel biological platform that replaces and regenerates tissues in the body The company is marketing Cell Conditioned Media (CCM) cosmetic skincare products and is in development with three other therapeutic products: HST 001 – Hair Stimulating Complex (HSC) – hair growth in men HST 002 – Human Extracellular Matrix (hECM) – dermal filler HST 003 – Human Extracellular Matrix (hECM) – joint cartilage regeneration The company has a strong intellectual property portfolio with 50 global patents issued and pending A biotechnology company developing novel medicines to treat chronic diseases with significant unmet need. In June 2019, in conection with the failure of its lead product candidate, emricasan, to meet the primary endpoints in its ENCORE clinical trials, Conatus announced that it engaged a financial advisor to assist in the exploration and evaluation of strategic alternatives to enhance shareholder value. Histogen / Conatus Overview

Summary of Key Terms Combined company value under merger agreement of approximately $135MM CNAT value under the merger agreement of approximately $35MM Structure: Reverse Triangular Merger Ownership: 74/26 split (Histogen / Conatus)* Stock Exchange: NASDAQ Capital Market Board Representation: Histogen-6 and Contatus-2 David Crean Ph.D. – Chairman Leadership: Richard Pascoe – President and CEO Target Cash to be delivered at closing: Approximately $13MM Financing Contingency: None Closing Conditions: Shareholder approval on both sides Timing: Closing Q2 2020 subject to SEC review timing and stockholder approvals * On a fully-diluted basis subject to adjustment for each company’s cash at the time of closing.

Executive Leadership Team Closed multiple business development transactions valued at over $2.2 billion Led companies through development and approval of multiple prescription drugs in the U.S. and Europe Commercially launched prescription drugs in the U.S. generating net sales of over $1 billion in multiple therapeutic categories Gail Naughton, Ph.D. Founder/Chief Scientific Officer Martin Latterich, Ph.D. Sr. VP of Technical Operations Richard Pascoe Chairman and CEO

Technology Platform Histogen has developed a production process which is highly scalable and economically viable. All of the derivatives from this single proprietary manufacturing process can be used, creating a spectrum of products for a variety of markets from one core technology: An insoluble human extracellular matrix (hECM) for applications such as orthopedics and soft tissue augmentation which can be fabricated into a variety of forms for tissue engineering and clinical applications A biologic for hair growth – Hair Stimulating Complex (HSC) A soluble multipotent cell conditioned media (CCM) that is the starting material for products for skin care and other applications More than 50 patents have been issued and filed worldwide on Histogen’s technology and the compositions produced through its manufacturing process Clinical Manufacturing Tech Transfer to Vista Biologicals Manufacturing process scalable up to 500+ liter for commercial product Histogen Manufacturing Process Extracellular Matrix (hECM) Hair Stimulating Complex (HSC) Cell Conditioned Media (CCM)

Histogen Product Pipeline Preclinical Phase 1 Phase 2 Phase 3 Marketed CCM Cosmetics HST 001 Hair Growth (HSC) HST 002 Dermal Filler (hECM) HST 003 Joint Cartilage (hECM) HST 004 Spinal Disc (hECM) Marketed – Partnered with Allergan-WW Phase 1b -Partnered with Huapont in China HST 005 Wound Healing (hECM)

Anticipated Regulatory Path for all Assets HST 001 Hair Growth HST 002 Dermal Filler HST 003 Joint Cartilage* 2019 Preclinical Preclinical 2020 2021 2022 2023 2024 Phase 1 Phase 1 Phase 1 Phase 2 Pivotal Phase 2 Phase 3 BLA Phase 3 BLA PMA *Potential for Regenerative Medicine Advanced Therapy designation for accelerated approval Preclinical CMC

HSC Hair Growth A minimally-invasive treatment to promote new hair growth where existing treatments only reduce hair loss

Histogen

HST 001 - Hair Growth US Market Opportunity

The hair growth market is an underserved, multi-billion dollar global opportunity

Results from additional clinical trials may support a high value pharmaceutical partnership or exit

Addressable Market:
$3.6 billion spent on hair loss, targeting men aged 30 – 49[1]

Nature of Treatment:
Minimally invasive HSC injections of 0.1mL throughout thinning area of the scalp, administered by dermatologists and cosmetic surgeons

Market Growth:
2% per year, driven by aging population[1]

Peak Sales Potential:
$684 million[2]

HSC's human proteins and growth factors have been shown in early studies to stimulate resting hair follicles to produce new cosmetically-relevant hair.

Product Benefits:

- Stimulating new long-lasting hair growth
- Effective over the entire head including temporal recession
- Effective on both men and women

[1] Histogen market research
[2] Histogen estimate

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Histogen

HSC Clinical Trial Summary

	Subjects	Number	Formula	Safety	Efficacy
Pilot	**Men** Age 34-56	**26**	**HSC** Serum containing, Serum free	• Well tolerated • No treatment-related adverse events	• Statistical significance at 3 months • Hair growth continued over time • Serum free performed best
Phase 1 Men	**Men** Age 24-58	**56**	**HSC** Serum free, repeat dose	• Well tolerated • No evidence of renal or liver toxicity • Adverse events were mild and transient	• Statistical significance at 3 and 6 months • Repeat dose improved growth over Pilot
Investigator-Initiated	**Men** Age 23-60 **Women** Age 34-56	**5 Men** **5 Women**	**HSC** Serum free, multiple dose	• Well tolerated • Adverse events were mild and transient	• Cosmetically relevant new hair growth • Hair growth noted across treatment regions
Phase 1 Women	**Women** Age 42-70	**27**	**HSC660** Repeat dose	• Well tolerated • No evidence of renal or liver toxicity • Adverse events were mild and transient	• Statistical significance not achieved • Attributed to formulation and endpoint methods

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HST 001 Phase 1b Protocol Summary Objective: To determine optimal dosing of HSC in male pattern hair loss Enrollment Criteria: 21 men, aged 20-55 Male Pattern Hair Loss identified as Norwood-Hamilton 2A, 3, 3V, 4,& 4A Treatment Regimen: 20 injections of HSC week 0, week 6, & week 12 20 injections of HSC week 0 & week 6, placebo (PBS) week 12 20 injections of placebo (PBS) week 0, week 6, & week 12 Endpoints: Adverse events, and other safety parameters Non-vellus hair count vs. baseline week 18, measured by Canfield macrophotography Total count, hair thickness density, terminal and vellus hair counts at week 26, as measured by Canfield macrophotography Male Pattern Hair Loss Phase 1b clinical study target enrollment Q2/2020

hECM Fillers Human-derived collagen and extracellular matrix dermal fillers for delivering longer-lasting effects for the treatment of facial folds and wrinkles addressing a fast growing global market

HST 002 - Dermal Filler US Market Opportunity Addressable Market: 1.2 million receiving dermal fillers,10 million considering dermal fillers1 Nature of Treatment: Lower face, cheek, and lip account for ~60% of treatments. Patients receive approximately 1.7 treatments per sitting Market Growth: 7% per year, driven by growing acceptance and higher volumes1 Peak Sales Potential: $520 US million2 Target Profile: Only filler providing all-human and naturally produced collagen with dermal matrix proteins Provides ECM proteins as a volumetric filler to produce long-lasting effects ~12 months Potentially reduces risk of inflammation seen with other fillers 1 Histogen market research 2 Histogen estimate

HST 002 Phase 1 Protocol Summary Objective: Evaluate an all human extracellular matrix (hECM) as a dermal filler, in direct comparison to Restylane-L in moderate to severe nasolabial folds Enrollment Criteria: 22 subjects, men and women, with moderate to severe nasolabial folds 2 clinical sites Treatment Regimen: hECM filler (up to 3 mL per nasolabial fold) Restylane-L (up to 3 mL per nasolabial fold) Endpoints: Adverse events, and other safety parameters Responder rate based on Evaluating Investigator assessment of nasolabial folds at month 3 FACE-Q Appraisal at month 3 Participant assessments of global aesthetic improvement at months 3 and 6 Dermal Filler Phase 1 clinical study target enrollment Q2/2020

hECM Joint Cartilage Histogen’s human extracellular matrix for regenerating hyaline cartilage for the treatment of articular cartilage defects with a unique malleable scaffold that stimulates the body’s own stem cells.

HST 003 - Joint Cartilage US Market Opportunity

Results from planned Phase 1 clinical trials may support a high value pharmaceutical partnership or exit

Addressable Market:
0.2 million receiving joint cartilage repair, 17.5 million considering joint cartilage repair[1]

Nature of Treatment:
Patients receiving arthroscopic microfracture or cartilage transplant treatments due to acute injury and/or osteoarthritis

Market Growth:
2% per year, driven by aging population and growing obesity[1]

Peak Sales Potential:
$1.18 US billion[2]

Target Profile:

- Regenerate hyaline cartilage, potentially improving function/mobility
- Provide reduction in inflammation, potentially reducing pain
- Increase angiogenesis allowing for improved cell proliferation and differentiation, potentially improving the healing process and time

[1] Histogen market research
[2] Histogen estimate

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HST 003 - Preclinical Proof of Concept In vivo efficacy in rat model Untreated defects (10): extensive fibrotic tissue and no articular cartilage at 6 weeks Treated defects (10): congruent and smooth cartilage regeneration and integration with surrounding cartilage at 6 weeks (O’Driscoll score p<0.001) In vivo efficacy in rabbit model Untreated defects (12): fibrous tissue that did not restore the articular surface at 24 weeks Treated defects (12): articular cartilage formation with structural integrity and homogeneity at 24 weeks (O’Driscoll score p<0.001) In vivo efficacy in goat osteochondral defect Untreated defects (16) were characterized by large voids filled with fibrotic tissue at 12 months At 12 months, hECM-treated defects (16) showed: Mature hyaline cartilage and vascularized bone Integration of regenerated tissue with adjacent tissue POC firmly established in multiple animal models Control hECM

HST 003 - Phase 1 Protocol Objective: Evaluate the safety of hECM paste delivered arthroscopically during microfracture procedure Enrollment Criteria: 12 subjects, men and women, who are candidates for microfracture surgery Recent focal cartilage defects of 2 - 4 cm2 in size in the knee 3 clinical sites: Walter Reed Medical Center, The Steadman Clinic, Balboa Naval Medical Center Treatment Regimen: Microfracture + ECM HST 003 Microfracture alone Endpoints: Adverse events, and other safety parameters Evaluate presence of cytokines and inflammatory cells in knee fluid MRI to quantify cartilage regeneration KOOS and IKDC scores to evaluate pain and joint function Joint Cartilage Evaluation of naturally secreted human extracellular matrix for articular cartilage defects IND submission expected Q3/2020

Key Clinical/Regulatory Milestones HST 001 Hair Growth HST 002 Dermal Filler HST 003 Joint Cartilage Submit IND Amendment Submit IDE Initiate Pilot Trial Initiate Phase 1b Trial Initiate Phase 1 Trial Top-line Data Top-line Data Phase 2 Phase 3 Pivotal Phase 1 Data Q1 Q2 Q3 Q4 2021 Submit IND 2021/2022 Complete Pre-Clinical and IND Prep IND Amendment Prep IDE 2020

Financial A track record of successful funding combined with prudent financial management provides the necessary foundation for growth

Financial Snapshot Histogen has raised approximately $20 million to date through licensing transactions, with potential for an additional $10.5 million in future milestone payments under these licenses. Company has No Secured Debt Proposed NASDAQ Ticker: HSTO Cash on hand and receivables at closing expected to fund current operating plan through Q1 2021

Conatus and Histogen - A Compelling Business Combination Validated Technology: Demonstrated pre-clinical/clinical POC with HSC and hECM CCM marketed by Allergan in their SkinMedica TNS A+ brand Strategic Pipeline: Targeting high-value markets with novel product candidates Clinical development programs designed to address strategic needs of potential acquirors/partners Multiple Clinical and Regulatory Inflection Points in 2020: IND/IDE filings in H1 Three clinical programs set to enroll Data from HST 001 and HST 002 Combined Company Expected to be Funded into 2021: No dilutive concurrent financing prior to data anticipated Potential for Near-Term Value Creation: Sale/license of aesthetics portfolio possible with positive data in 2020 (HST 001/002) Transaction Experience/Timing: Management/Advisors have extensive transaction experience including reverse mergers

Questions

Redefining Regenerative Medicine Corporate Overview January 30, 2020